Exhibit 4.64

Dated 25th February, 2022

SEANERGY MARITIME HOLDINGS CORP.

as Guarantor

in favor of

ARTEMIS LEASE 01 LIMITED

as Owner

PERFORMANCE GUARANTEE

in respect of

the Bareboat Charter of
 M.V. “Partnership” dated 25th February 2022

This GUARANTEE (the “Guarantee”) dated the 25 day of February, 2022, IS GIVEN BY:

1.        SEANERGY MARITIME HOLDINGS CORP., a corporation organized and existing under the laws of the Republic of the Marshall Islands, having its registered address  at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 (hereinafter called the “Guarantor”)

IN FAVOUR OF:

2.        ARTEMIS LEASE 01 LIMITED, a corporation organized and existing under the laws of the Republic of the Marshall Islands, having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, Marshall Islands  (the “Owner”).

WHEREAS:

(1)
The Owner and Partner Marine Co., a Marshall Islands corporation having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960 (the “Charterer”), have entered into a bareboat charter agreement dated 25th February, 2022 (as amended or supplemented from time to time) (the “Bareboat Charterparty”), pursuant to which the Owner as owner will bareboat charter to the Charterer the motor vessel named “Partnership” with IMO number - 9597848 (hereafter, the “Vessel”) for a period of eight (8) years from the Delivery Date (as defined in the Bareboat Charterparty) in accordance with the terms of the Bareboat Charterparty.

(2)	This Deed is the Guarantee referred to in the Bareboat Charterparty.

Now, the Guarantor hereby guarantees to, undertakes and agrees with, the Owner as follows (the capitalized terms herein shall have the same meaning given in the Bareboat Charterparty unless otherwise defined herein or the context otherwise requires):

3	Guarantee
In consideration of the Owner entering into the Bareboat Charterparty, receipt, adequacy and sufficiency of such consideration being hereby acknowledged by the Guarantor, the Guarantor hereby guarantees in favor of the Owner unconditionally and irrevocably, as a primary obligor and not merely as a surety, the complete and prompt performance by the Charterer of any and all of the obligations of the Charterer under the Bareboat Charterparty, including, without limitation to the generality of the foregoing, payment of any and all Charter Hire, overdue interest, all compensations for losses, damages, costs and expenses and any and all other moneys whatsoever payable by the Charterer to the Owner under the Bareboat Charterparty (collectively the “Guaranteed Obligations”).

4	Indemnity Obligation
If for any reason whatsoever the Charterer shall have failed to make any payment promptly and fully as and when required to be made by it under the Bareboat Charterparty, the Guarantor shall forthwith make such payment within ten (10) Banking Days following receipt of a written demand from the Owner that the Charterer is in default of such payment. The Guarantor shall further indemnify and hold harmless the Owner for any reasonable, direct damages, losses, costs and expenses including reasonable attorney fees incurred to the Owner arising from, or in connection with, the failure by the Charterer to punctually perform any obligation under the Bareboat Charterparty, and the enforcement of this Guarantee by the Owner.

5	Payment
All payments hereunder shall be made in United States Dollars in freely available funds directly to the below described bank account or such other bank account and in such place as the Owner may from time to time direct in writing:

Bank:	The Chugoku Bank, Ltd, Branch: SF Center Branch
Account Name:	ARTEMIS LEASE 01 LIMITED
Account Number:	1314612
Kind of Account:	U.S. Dollar Ordinary Account

6	Validity of Guarantee
The validity of this Guarantee and the obligations of the Guarantor hereunder shall not be terminated, affected or impaired by reason of any invalidity, irregularity, unenforceability or sufficiency of any other security or defect in any or all provisions of the Bareboat Charterparty or herein, any amendment, novation, supplement, extension, restatement or replacement of any document or security, the exercise by the Owner of, or by reason of any failure to enforce, any of the rights or remedies reserved to the Owner under the Bareboat Charterparty or otherwise, or any other circumstances affecting the Charterer or otherwise, which might constitute equitable discharge or defense of a guarantor.  In the event that the Owner waives any of its rights or claims against any other guarantor (if any) or security whatsoever or admits any immunity, in whole or in part, of the obligations of any other party who is liable to the Owner in connection with the Bareboat Charterparty, such waiver or admission of immunity given by the Owner shall not in any way affect, impair, or otherwise prejudice, any obligation or liability of the Guarantor to any extent.

7	Continuing Guarantee
This Guarantee shall be a continuing guarantee and remain in full force and effect as long as the Bareboat Charterparty continues and/or as long as any debt or duty is still owed to the Owner by the Charterer in connection with the Bareboat Charterparty. The Guarantee shall become null and void upon the  fulfilment of all obligations of the Charterer under the Bareboat Charterparty, and within two (2) months thereafter this Guarantee shall be returned to the Guarantor or abolished by the Owner (in the latter case, the Owner shall issue to the Guarantor a certificate of abolishment of this Guarantee).

8	First Demand Guarantee
The Owner shall not be obliged to first demand upon the Charterer or levy upon it or its property, or to take any steps for exercising its rights against the Charterer or any other security. The Guarantor hereby waives all or any of the Guarantor’s rights as surety which may at any time be inconsistent with any of the provisions of this Guarantee.

9	Absolute Guarantee
The Guarantor’s obligation to the Owner hereunder shall be absolute and unconditional and shall not be affected, terminated or impaired by reason of any circumstances, including, without limitation, any set off, counterclaim, recoupment, defense or other right which the Guarantor may have against the Owner or anyone else for any reason whatsoever, or any other circumstance, happening or event whatsoever, whether or not similar to the foregoing; provided, however, that notwithstanding anything to the contrary set out in this Guarantee, the Guarantor shall have the right to assert any defenses which may exist in favor of the Charterer pursuant to the Bareboat Charterparty and the obligations of the Guarantor under this Guarantee shall never exceed the obligations of the Charterer under the Bareboat Charterparty.

The liability of the Guarantor hereunder shall not be diminished, extinguished or released if any moneys received by the Owner hereunder are subsequently recovered from or surrendered or repaid by the Owner under or in contemplation of the provisions of any enactment relating to fraudulent preferences and no release or discharge given by the Owner to the Guarantor in consequence of such payment shall operate as a waiver of all or any of the rights of the Owner against the Guarantor hereunder.

This Guarantee shall be in addition to and shall not be in any way prejudiced or affected by any collateral or other security now or hereafter held by the Owner for the Guaranteed Obligation, nor shall such collateral or other security or any lien to which the Owner may be otherwise entitled or the liability of any person(s) not parties hereto for all or any part of the Guaranteed Obligations be in any way prejudiced or affected by this Guarantee.

No disposition, assurance, security or payment which may be avoided under any provisions of any written law or statute and no release, settlement or discharge which may have been given or made on the faith of any such disposition, assurance, security or payment shall prejudice or affect the Owner’s right to recover from the Guarantor monies to the full extent of this Guarantee, as if such disposition, assurance, security, payment, release, settlement or discharge (as the case may be) had never been granted, given or made.

All compositions and monies received by the Owner from the Charterer or from any other company, person or estate capable of being applied by the Owner in reduction of the indebtedness of the Charterer shall be regarded for all purposes as payments in gross and should the Charterer be wound-up or liquidated the Owner shall be entitled to prove in the winding-up or liquidation of the Charterer in respect of the whole of the Charterer’s indebtedness to the Owner and without any right of the Owner to be subrogated to the Guarantor in respect of any such proof until the Owner shall have received in the liquidation of the Charterer or from other sources one hundred (100) percent of the Guaranteed Obligations.

10	Change in Charterer
No change in the name, objects of business, capital stock or constitution of the Charterer shall in 　any way affect the liability of the Guarantor under this Guarantee, and full and complete payment of any and all sums payable by the Charterer pursuant to the terms of the Bareboat Charterparty shall be made by the Guarantor pursuant to the provisions hereof.

11	Covenants and Undertakings
The Guarantor hereby covenants and undertakes with the Owner that from the date of this Guarantee and so long as any moneys, obligations and liabilities are due, owing or incurred by the Charterer under the Bareboat Charterparty:

(1)	the Guarantor will promptly inform the Owner of the occurrence of any Event of Default;

(2)
the Guarantor shall submit to the Owner the audited individual (or consolidated in the case of the Guarantor) annual financial statements of the Charterers and the Guarantor (including profit and loss statement, balance sheet and accompanying notes) as soon as available and in no event later than 180 days after the end of each of their respective financial years,  and the unaudited semi-annual aforesaid statements of the Charterer and the Guarantor, within 90 days after the end of each semi-annual period during each of the Charterers’ and the Guarantor’s financial years;

(3)
the Guarantor will procure that at all times all governmental consents required by law for the validity, enforceability, legality and admissibility in evidence of this Guarantee and of all matters herein contemplated and of the performance thereof by the Guarantor remain in full force and effect;

(4)
Any indebtedness of the Charterer now or hereafter held by the Guarantor shall be subordinated to the indebtedness of the Charterer to the Owner and such indebtedness of the Charterer to the Guarantor if the Owner so requires shall be collected, enforced and received by the Guarantor as trustee for the Owner and shall be paid over to the Owner on account of the indebtedness of the Charterer to the Owner but without reducing or affecting in any manner the liability of the Guarantor under this Guarantee until the Guaranteed Obligations has been fully paid to the Owner;

(5)	This Guarantee shall continue to bind the Guarantor notwithstanding: -
(a)
any change in the constitution of the Charterer (whether by amalgamation, reconstruction or otherwise) by which the business of the Charterer may for the time being be carried on and shall be available to the Charterer carrying on the business of the Charterer for the time being;

(b)
any winding-up (whether voluntary or compulsory), judicial management, amalgamation, reconstruction of, bankruptcy, death, insanity or other disability or affecting the Charterer or any defect, informality or insufficiency of the Charterer’s borrowing powers; or

(c)
any winding-up (whether voluntary or compulsory), judicial management, amalgamation, reconstruction of, bankruptcy, death, insanity or any other disability of any other Guarantor (if any) or any other person.;

(6)	The Guarantor shall not be discharged or released from this Guarantee by any of the following: -
(a)	any partial payments or settlement of accounts or the existence of a credit balance of the Charterer at any time or by discharge of the Charterer by operation of law or for any other reason; or
(b)	any other guarantee or security obtained by the Owner either from the Charterer or the Guarantor or from any other person in respect of indebtedness covered by this Guarantee.

(7)
Any release, compromise or discharge of the obligations of the Guarantor under this Guarantee will be deemed to be made subject to the condition that it will be void if any payment or security which the Owner may receive or have received is set aside or proves invalid for whatsoever reason. Without limiting the generality of the foregoing, the Owner’s rights and the Guarantor’s obligations hereunder shall be deemed to remain in full force and effect notwithstanding that the obligations of the Guarantor under this Guarantee would have been fully released or discharged but for the provisions herein and shall so remain for such period as the Owner shall in its absolute discretion determine (after having regard to all applicable laws relating to bankruptcy, liquidation, insolvency or undue or fraudulent preference) from the date of such release or discharge.  For the avoidance of doubt, the obligations of the Guarantor under this Guarantee are and will remain in full force and effect by way of continuing security and the Owner may retain the Guarantee during the said period.

12	Representations and Warranties

12.1The Guarantor hereby represents and warrants to the Owner on the date of this Guarantee as follows:

(1)
the Guarantor is a corporation duly incorporated and validly existing under the laws of the Republic of the Marshall Islands, and has all requisite power, authority, corporate or otherwise, and legal right to conduct its business, to own its properties and to execute and deliver, and to perform all of its obligations under this Guarantee;

(2)
the Guarantor has taken all appropriate and necessary actions to authorize the issuance of this Guarantee, and this Guarantee constitutes the legal, valid and binding obligation of the Guarantor enforceable in accordance with the terms hereof; and

(3)	the Charterer and the Guarantor are not in insolvency, bankruptcy, reorganization, arrangement, readjustment of debt, dissolution, liquidation or similar proceedings.

12.2 The Guarantor hereby acknowledges and agrees that certain of the Owner’s rights under this Guarantee will be assigned to the Lender, and agrees and covenants to sign an acknowledgement of a notice of assignment of this Guarantee on a form to be agreed between the Owner and the Guarantor as reasonably required by the Owner and the Lender.

13	Assignment of the Bareboat Charterparty
13.1 In case of the assignment of the Bareboat Charterparty by the Owner to the Mortgagee, this Guarantee shall remain valid and enforceable following such assignment; provided that the Guarantor shall not have greater liability or obligation hereunder towards such assignee than it had towards the Owner and the Guarantor shall have received written notice of such assignment.

13.2 All the covenants and agreements of the Guarantor contained in this Guarantee shall bind the Guarantor and its successors (provided that the Guarantor may not assign this Guarantee without prior written consent of the Owner) and shall inure to the benefit of the Owner or its respective successors and permitted assigns.  Every power, right, remedy and security granted to the Owner hereunder shall be in addition to and not be in limitation of any and every other power, right, remedy or security vested in the Owner by any other contract or agreement, at law or in equity.

14	Costs and Expenses (intentionally omitted)

15	Currency
Any payment hereunder shall be made in U.S. Dollar.

16	Guarantor’s Right

Until all indebtedness of the Charterer to the Owner payable pursuant to the Bareboat Charterparty or all indebtedness of the Guarantor to the Owner payable pursuant to this Guarantee shall have been paid in full, the Guarantor shall not exercise (i) any right of subrogation or recourse to or proceeding against the Charterer, or any other security, and the Guarantor hereby (with effect for the duration of this Guarantee only) waives any right to enforce any remedy at law or otherwise which the Guarantor may hereafter have against the Charterer or other securities, and waives the benefit of, and any right to participate in, any security now or hereafter held by the Owner, (ii) not prove, file (in the bankruptcy, winding up of the Charterer or otherwise) or otherwise exercise its claim or right against the Charterer in competition with the Owner, and (iii) not take any security from the Charterer (in the event of its taking such security it shall be held in trust for the Owner and forthwith be deposited with the Owner). The Guarantor hereby expressly agrees with the Owner to subordinate any and all debts, obligations and liabilities owing to the Guarantor by the Charterer under this Guarantee to all the rights of the Owner with respect to the Bareboat Charterparty. Without prejudice to the generality of the foregoing, the Guarantor hereby undertakes to the Owner that it will not demand or accept from the Charterer repayment or payment of any loans or other form of finance granted by the Guarantor to the Charterer or any part thereof and in the event of the Guarantor accepting such repayment or payment the moneys so received shall be deemed to be received in trust for the Owner and shall forthwith be paid over to the Owner.

17	Third Party’s Right
Any person who is not a party to this Guarantee shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms, except that the Owner’s successors and permitted assigns shall have right to enforce any of its terms.

18	TRANSFER RISK
In the event that, in accordance with the laws or rules of the country wherein the principal office, branch or other office of the Charterer is seated or of the country wherein the debt is to be repaid, or in accordance with the order or regulations, etc. of the country wherein the principal office, branch or other office of the Charterer is seated or of the country wherein the debt is to be repaid, or of the state or other local government therein, the government, central or other government agency or other similar agency of such country (hereinafter, the “Debt Assuming Institution”) assumes any debt of the Charterer indemnifying the Charterer, or makes any so called rescheduling including but not limited to deferment of repayment or partial immunity with respect to any debt owed by the Charterer to the Owner, whether compulsory or not, the Guarantor shall deem that any such assumption of debt or rescheduling does not exist, and shall make repayment to the Owner under this Guarantee with respect to any and all debts otherwise owed by the Charterer to the Owner; provided, however, that the Guarantor shall be discharged from the obligations thereof owed to the Owner under this Guarantee to the extent the Debt Assuming Institution shall have made repayment to the Owner under such assumption of debt or rescheduling.

19	PERSONAL DATA

(1)
The Guarantor authorises the Owner and its officers or agents to disclose any information in connection with the Guarantor, when required (i) pursuant to any court order,  (ii) by any regulation or law, (iii) when required by the Owner’s auditors or other professional advisers to the Owner for this Guarantee.

(2)	Notwithstanding the foregoing, the Owner may at any time disclose information in connection with the Guarantor to any party, subject to the prior written consent by the Guarantor.

(3)
The Owner may collect, use, disclose and/or process personal data (as defined under the Personal Data Protection Act 2012) in connection with this Guarantee for one or more of the following purposes (to the extent applicable), which the Guarantor hereby acknowledges and agrees to:

(a)
processing the Guarantor’s application with the Owner for any products, facilities and/or services offered to the Guarantor pursuant to any agreements from time to time between the Guarantor and the Owner;

(b)
facilitating, processing, dealing with, administering, managing and/or maintaining the Guarantor’s relationship with the Owner, performance of this Guarantee or any other agreements from time to time between the Guarantor and the Owner and enforcing the Owner’s rights and obligations thereunder;

(c)	carrying out the Guarantor’s instructions or responding to any enquiry given by (or purported to be given by) the Guarantor or on behalf of the Guarantor;

(d)
communicating with representatives of the Guarantor via phone/voice call, text message, fax message, email and/or postal mail for the purposes of administering and/or managing the relationship between the Guarantor and the Owner, such as but not limited to processing transactions or administering services or products;

(e)	performing verification of financial standing through credit reference checks;

(f)
managing the Owner’s infrastructure and business operations and/or to carry out or perform administrative, operational and technology tasks (including technology infrastructure maintenance and support, application maintenance and support, risk management, systems development and testing), and business continuity management as well as complying with policies and procedures including those related to auditing, finance and accounting, billing and collections;

(g)
detecting, preventing and investigating any fraud, bribery, corruption or any act or omission which constitutes violation of any law, carrying out due diligence or other screening activities as required by law or regulations or the Owner’s risk management procedures in order to meet the Owner’s compliance obligations;

(h)
complying with any applicable law, governmental or regulatory requirements including meeting the requirements of any guidelines by regulatory authorities (in Singapore or elsewhere), requests or order by any governmental authorities, public agencies, ministries, statutory bodies including but not limited to defending and/or enforcing the Owner’s rights and remedies under the law;

(i)	conducting research, analysis and development activities (including but not limited to data analytics, surveys and/or profiling) to improve the Owner’s products, services and facilities; and

(j)	storing, hosting, backing up (whether for disaster recovery or otherwise) personal data, whether within or outside Singapore,

(collectively, the “Purposes”).

(4)
The personal data may be collected from sources other than the Guarantor, and the Owner may thereafter use, disclose and/process such personal data for one or more of the above Purposes. The Owner may disclose the personal data to third parties for such third parties to process such personal data for one or more of the above Purposes. Without limiting the generality of the foregoing, such third parties may include: (i) the Owner’s parent company, head office, branches, subsidiaries, associated or affiliated organisations, or related corporations; any of the Owner’s agents, contractors or third party service providers that may/will collect and/or process the Guarantor’s personal data on the Owner’s behalf for one or more of the Purposes including but not limited to those who provide administrative or other services to the Owner such as mailing houses, telecommunication companies, information technology companies and data centres, disaster recovery service providers, storage providers and professional advisers; and to any parties pursuant to any law or regulation or court order and any law enforcement agencies or any other regulatory authorities.

(5)
By providing to the Owner any personal data related to a third party individual (e.g. information of the Guarantor’s guarantors, officers or beneficial owners) to the Owner, the Guarantor represents and warrants that the Guarantor is and will be validly acting on behalf of and has the authority of all such third party individuals in providing or to provide his/her personal data to the Owner for the Purposes and for the Owner to disclose the same to third parties as described above, and that the valid consent of that third party has been obtained for the Owner to collect, use and disclose his/her personal data for the Purposes listed above and for the Owner to disclose his/her personal data to third parties as described above.

(6)
If the Guarantor, at any time, has any queries on this policy or any other queries in relation to how the Owner may manage, protect and/or process such personal data, the Guarantor should contact the Owner’s Data Protection Officer at Personal_Data_Protection@sg.mufg.jp.

20	Notice
20.1 Except as otherwise provided for in this Guarantee, all notices or other communications under or in respect of this Guarantee to either party hereto shall be in writing and shall be made or given to such party at the address or facsimile number appearing below (or at such other address, telex number or facsimile number as such party may hereafter specify for such purposes to the other by notice in writing):

In the case of the Owner:
ARTEMIS LEASE 01 LIMITED
Att: Mr. Nobuto Yamaguchi Telephone: +81-3-3589-3585 Email: yandn@gol.com

In the case of the Guarantor:
SEANERGY MARITIME HOLDINGS CORP. c/o 154 Vouliagmenis Avenue, 16674,Glyfada, Athens, Greece
Att: Mr. Stavros Gyftakis Tel: +30 2130181520 Email: finance@seanergy.gr legal@seanergy.gr

20.2 If either partychanges the address, telephone number or email prescribed in the preceding paragraph, a written notice shall forthwith be sent to the other party.

21	Law and Jurisdiction
This Guarantee shall be governed and construed in accordance with English law and any dispute controversy, difference, claim, suit, action or proceeding which may arise out of or in connection with this Guarantee (including a dispute regarding the existence, validity, interpretation, performance, breach or termination of this Guarantee) or any non-contractual obligation arising out of or in connection with this Guarantee shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause.

The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.

The reference shall be to three arbitrators. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within 14 calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the 14 days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the 14 days specified, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of sole arbitrator shall be binding on both parties as if he had been appointed by agreement.

Nothing herein shall prevent the parties agreeing in writing to vary these provisions to provide for the appointment of a sole arbitrator.

In cases where neither the claim nor any counterclaim exceeds the sum of US$200,000 the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

IN WITNESS WHEREOF, the Guarantor hereto have executed this Guarantee as a Deed as of the day and year first above written.

SEANERGY MARITIME HOLDINGS CORP.

SIGNED as a deed and DELIVERED for	)
and on behalf of SEANERGY MARITIME HOLDINGS CORP.	)
as Guarantor in the presence of:	)

/s/ Stavros Gyftakis

Name: Stavros Gyftakis
Title: Attorney in Fact

/s/ Maria Kalothetou

Witness signature
Name: Maria Kalothetou

ARTEMIS LEASE 01 LIMITED

SIGNED as a deed and DELIVERED for	)
and on behalf of ARTEMIS LEASE 01 LIMITED	)
as Owner in the presence of:	)

/s/ Nobuto Yamaguchi

Name: Nobuto Yamaguchi
Title: Director

/s/ Daiki Yamashita
Witness signature
Name: Daiki Yamashita